CREDIT AGREEMENT

THIS AGREEMENT made as of the 19th day of November, 2015

BETWEEN:

RENAISSANCE OIL CORP., a company organized and existing under the laws of the Province of British Columbia

(hereinafter referred to as the “Borrower”)

AND:

SPROTT RESOURCE LENDING PARTNERSHIP, a general partnership

organized and existing under the laws of the Province of Ontario

(hereinafter referred to as the “Lender”)

BACKGROUND:

WHEREAS the Borrower has requested, and the Lender has agreed, to establish a $20,000,000 principal amount senior secured credit facility on and subject to the terms and conditions herein set forth.

AGREEMENTS:

NOW THEREFORE THIS CREDIT AGREEMENT WITNESSES that for good and valuable consideration, the receipt and sufficiency of which are acknowledged by each of the parties, the parties agree as follows:

ARTICLE 1

INTERPRETATION

Definitions

1.1

In this Agreement, unless there is something in the subject matter or context inconsistent therewith:

“Advance” means an advance of the Facility contemplated herein;

“Affiliate” has the meaning given thereto in the Securities Act;

“Agreement”, “this Agreement”, “hereto”, “hereby”, “hereunder”, “hereof”, “herein” and similar expressions refer to this credit agreement and not to any particular Article, section, subsection, paragraph, clause, subdivision or other portion hereof, and include any and every supplemental Agreement; and the expressions “Article”, “Section”, “subsection” and “paragraph” followed by a number mean and refer to the specified Article, section, subsection or paragraph of this Agreement;

“Amount Payable” includes the principal amount advanced or deemed to be advanced and any other amount payable hereunder or under any of the Facility Documents;

“Applicable Law” means, at any time, with respect to any Person, property, transaction, event or other matter, as applicable, all laws, rules, statutes, regulations, treaties, orders, judgments and decrees, and all official requests, directives, rules, guidelines, orders, policies, practices and other requirements of any Governmental Authority relating or applicable at such time to such Person, property, transaction, event or other matter, and also includes any interpretation thereof by any Person having jurisdiction over it or charged with its administration or interpretation;

“Applicable Securities Legislation” means all applicable securities laws of each of the Reporting Jurisdictions and the respective rules and regulations under such laws together with applicable published fee schedules, prescribed forms, policy statements, national or multilateral instruments, orders, blanket rulings and other applicable regulatory instruments of the securities regulatory authorities in any of the Reporting Jurisdictions and such other jurisdictions as may be agreed to between the Borrower and the Lender;

“Authorization” means any authorization, consent, approval, resolution, licence, permit, concession, exemption, filing, notarization or registration;

“Bid Documents” means documentation delivered by the Borrower or Mexican Subsidiary in respect of the acquisition of the Pemex Project Assets;

“Borrower” means Renaissance Oil Corp., a corporation organized and existing under the laws of the Province of British Columbia, and its successors and permitted assigns;

“Borrower’s Auditors” means, at any time, a firm of chartered accountants duly appointed as auditors of the Borrower;

“Business Day” means any day other than Saturday, Sunday or a statutory holiday when banks are not open in Toronto, Ontario or Vancouver, British Columbia;

“Capital Lease” means, with respect to a Person, a lease or other arrangement in respect of real or personal property that is required to be classified and accounted for as a capital lease obligation on a balance sheet of the Person in accordance with IFRS;

“Capital Lease Obligation” means, with respect to a Person, the obligation of the Person to pay rent or other amounts under a Capital Lease and for the purposes of this definition, the amount of such obligation at any date shall be the capitalized amount of such obligation at such date as determined in accordance with IFRS;

“Certificate of the Borrower” means an instrument signed in the name of the Borrower and without personal liability by any director or senior officer of the Borrower, certifying the matters specified therein;

“Change of Control” means the occurrence of any of the following events:

(a)

there is a report filed with any securities commission or securities regulatory authority in Canada, disclosing that any offeror (as such term is defined in Section 1.1 of Multilateral Instrument 62-104), other than the Borrower or any Subsidiary of the Borrower, has acquired beneficial ownership (within the meaning of the Securities Act) of, or the power to exercise control or direction over, or securities convertible into, any Voting Shares of the Borrower, that together with the offeror’s securities (as such term is defined in Section 1.1 of Multilateral Instrument 62-104) in relation to the Voting Shares of the Borrower, would constitute Voting Shares of the Borrower representing more than 20% of the total voting power attached to all Voting Shares of the Borrower then outstanding;

(b)

there is consummated any amalgamation, consolidation, statutory arrangement (involving a business combination) or merger of the Borrower or the Mexican Subsidiary, as the case may be, (1) in which the Borrower or the Mexican Subsidiary, as the case may be, is not the continuing or surviving corporation or (2) pursuant to which any Voting Shares of the Borrower or the Mexican Subsidiary, as the case may be, would be reclassified, changed or converted into or exchanged for cash, securities or other property, other than (in each case) an amalgamation, consolidation, statutory arrangement or merger of the Borrower or the Mexican Subsidiary, as the case may be, in which the holders of the Voting Shares of the Borrower or the Mexican Subsidiary, as the case may be, immediately prior to the amalgamation, consolidation, statutory arrangement or merger have, directly or indirectly, more than 20% of the Voting Shares of the continuing or surviving corporation immediately after such transaction; or

(c)

any Person or group of Persons shall succeed in having a sufficient number of its nominees elected as directors of the Borrower or the Mexican Subsidiary, as the case may be, such that such nominees, when added to any existing directors after such election who was a nominee of or is an Affiliate or related Person of such Person or group of Persons, will constitute a majority of the directors of the Borrower or the Mexican Subsidiary, as the case may be;

“Closing Date” means the date of the Advance made pursuant to the terms of this Agreement;

“Commitment” means the Advance to be made by the Lender to the Borrower in the principal amount of $20,000,000 in accordance with this Agreement;

“Common Shares” means common shares in the capital of the Borrower as such shares exist at the close of business on the date of execution and delivery of this Agreement;

“Constating Documents” means (i) with respect to a corporation, its articles of incorporation, amalgamation or continuance, or constitution, or other similar documents by which it is established under its governing corporate legislation as a corporation, and its by-laws, if any, and (ii) with respect to any other Person which is an artificial body other than a corporation, the organization and governance documents of such Person; in each case as amended and supplemented from time to time;

“Contingent Liabilities” means, with respect to a Person, any agreement, undertaking or arrangement by which the Person guarantees, endorses or otherwise becomes or is contingently liable upon (by direct or indirect agreement, contingent or other, to provide funds for payment, to supply funds to, or otherwise to invest in a debtor, or otherwise to assure a creditor against loss) the obligation, debt or other liability of any other Person or guarantees the payment of dividends or other distributions upon the shares of any Person. The amount of any contingent liability will, subject to any limitation contained therein, be deemed to be the outstanding principal amount (or maximum principal amount, if larger) of the obligation, debt or other liability to which the contingent liability is related;

“Corporations Act” means the Business Corporations Act (British Columbia);

“Current Assets” means, at any time, all current assets on the consolidated balance sheet of the Borrower, determined as of such time in accordance with IFRS;

“Current Liabilities” means, at any time, all current liabilities on the consolidated balance sheet of the Borrower, determined as of such time in accordance with IFRS;

“Default” means an Event of Default or any event or circumstance specified in Section 9.1 hereof which would (with the expiry of a grace period, the giving of notice, the making of any determination or any combination of any of the foregoing) be an Event of Default;

“Disclosure Record” means all information circulars, prospectuses (including preliminary prospectuses), annual information forms, offering memoranda, financial statements, material change reports and news releases filed by the Borrower with the Exchange and all securities regulatory authorities in each Reporting Jurisdiction during the 24 months preceding the date hereof;

“Environmental Laws” means all federal, provincial, state, municipal, county, local and other laws, statutes, codes, ordinances, by-laws, rules, regulations, policies, guidelines, certificates, approvals, permits, consents, directions, standards, judgments, orders and other Authorizations, as well as common law, civil law and other jurisprudence or authority, in each case, domestic or foreign, having the force of law at any time relating in whole or in part to any Environmental Matters and any permit, order, direction, certificate, approval, consent, registration, licence or other Authorization of any kind held or required to be held in connection with any Environmental Matters;

“Environmental Matters” means:

(a)

any condition or substance, heat, energy, sound, vibration, radiation or odour that may affect any component of the earth and its surrounding atmosphere or affect human health or any plant, animal or other living organism; and

(b)

any waste, toxic substance, contaminant or dangerous good or the deposit, release or discharge of any thereof into any component of the earth and its surrounding atmosphere;

“Escrow Agreement” means the escrow agreement dated on or about the date of this Agreement between the Lender, the Borrower and the Lender’s Counsel, as escrow agent;

“Escrow Funds” means collectively, the proceeds of the Advance and all interest earned thereon, if any, while such amounts are held by the Lender’s Counsel, as escrow agent, pursuant to the Escrow Agreement;

“Event of Default” has the meaning attributed to such term in Section 9.1 hereof;

“Exchange” means the TSX Venture Exchange, and each successor thereto;

“Facility” has the meaning attributed to such term in Section 2.1 hereof;

“Facility Documents” means this Agreement, the Security Documents, the Escrow Agreement and all other certificates, instruments, notices and documents delivered or to be delivered by the Borrower hereunder or thereunder, each as amended, modified, supplemented, restated or replaced from time to time;

“Facility Indebtedness” means all present and future debts, liabilities and obligations of the Borrower to the Lender under and in connection with this Agreement and all other Facility Documents, including all Amounts Payable and all fees and other money payable or owing from time to time pursuant to the terms of this Agreement or any of the Facility Documents;

“Financial Instrument Obligations” means, with respect to any Person, obligations arising under:

(a)

interest rate swap agreements, forward rate agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into or guaranteed by the Person where the subject matter thereof is interest rates or the price, value or amount payable thereunder is dependent or based upon interest rates or fluctuations in interest rates in effect from time to time (but excluding non-speculative conventional floating rate indebtedness);

(b)

currency swap agreements, cross-currency agreements, forward agreements, floor, cap or collar agreements, futures or options, insurance or other similar agreements or arrangements, or any combination thereof, entered into or guaranteed by the Person where the subject matter thereof is currency exchange rates or the price, value or amount payable thereunder is dependent or based upon currency exchange rates or fluctuations in currency exchange rates in effect from time to time; and

(c)

any agreement for the making or taking of any commodity (including gold, coal, natural gas, oil and electricity), swap agreement, floor, cap or collar agreement or commodity future or option or other similar agreement or arrangement, or any combination thereof, entered into or guaranteed by the Person where the subject matter thereof is any commodity or the price, value or amount payable thereunder is dependent or based upon the price or fluctuations in the price of any commodity;

or any other similar transaction, including any option to enter into any of the foregoing, or any combination of the foregoing, in each case to the extent of the net amount due or accruing due by the Person under the obligations determined by marking the obligations to market in accordance with their terms;

“Governmental Authority” means each national, state, provincial, county, municipal or other such governmental or public authority, including their authorized administrative bodies, courts, tribunals, commissions and agents, which have legal jurisdiction over a Person or a matter relevant to this Agreement;

“Hazardous Materials” has the meaning attributed to such term in Section 7.1(ee) hereof;

“IFRS” means international financial reporting standards, approved by the International Accounting Standards Board or any successor thereto (“IASB”), as at the date on which any calculation or determination is required to be made, provided that, in accordance with such international financial reporting standards, where the IASB includes a recommendation concerning the treatment of any accounting matter, such recommendation shall be regarded as the only international financing reporting standard;

“Indebtedness” means, with respect to a Person, without duplication:

(a)

all obligations of the Person for borrowed money, including debentures, notes or similar instruments and other financial instruments and obligations with respect to bankers’ acceptances and contingent reimbursement obligations relating to letters of credit;

(b)

all Financial Instrument Obligations of the Person;

(c)

all Capital Lease Obligations and Purchase Money Obligations of the Person;

(d)

all obligations to pay the deferred and unpaid purchase price of property or services, which purchase price is due and payable more than six months after the date of placing such property or service or taking delivery at the completion of such services;

(e)

all Indebtedness of any other Person secured by a Security Interest on any asset of the Person;

(f)

all obligations to repurchase, redeem or repay any Common Shares or any other shares of the Borrower that fall due prior to the Maturity Date; and

(g)

all Contingent Liabilities of the Person with respect to obligations of another Person if such obligations are of the type referred to in paragraphs (a) to (f) above;

“Indemnified Parties” has the meaning attributed to such term in Section 11.1 hereof;

“Lender” means Sprott Resource Lending Partnership, an Ontario general partnership, and every successor Person thereto and assignee;

“Lender’s Counsel” means DLA Piper (Canada) LLP and, at any time, any other legal counsel retained by the Lender in the relevant jurisdiction to the matter in question;

“Material Adverse Effect” means, when used with reference to any event or circumstance, any event or circumstance which has, had, or could reasonably be expected to have a material adverse effect on:

(a)

the business, operations, prospects, results of operations, assets, liabilities (contingent or otherwise), capitalization, condition (financial or otherwise) or cash flows of any of the Borrower, including but not limited to any event or circumstance relating to or resulting from conditions affecting the mining industry as a whole, general economic, financial, currency exchange, securities, credit or commodity market conditions;

(b)

the ability of the Borrower or the Mexican Subsidiary, as the case may be, to perform its obligations when due under this Agreement or any of the other Facility Documents;

(c)

the validity or enforceability of this Agreement or any other Facility Document; or

(d)

the priority or ranking of any Security Interest granted pursuant to the Security Documents or any of the rights or remedies of the Lender thereunder or under any other Facility Document;

“Material Contract” means any contract, agreement or other document which is prudent or necessary for the continuing operation and development of the business of the Borrower or any of its Subsidiaries;

“Maturity Date” means February 29, 2016;

“Mexican Subsidiary” means Renaissance Oil Corp., S.A. de C.V., a Mexican corporation and a direct or indirect wholly-owned subsidiary of the Borrower;

“Obligations” means, without duplication, with respect to a Person, all items which, in accordance with IFRS, would be included as liabilities on the liability side of the balance sheet of the Person and all Contingent Liabilities of the Person;

“Pemex Project Assets” means certain Pemex project assets and/or project assets held by the state located in Mexico;

“Permitted Encumbrances” means with respect to the Borrower or any Subsidiary:

(a)

any Security Interest granted pursuant to the Security Documents;

(b)

any Security Interest or deposit under workers’ compensation, social security or similar legislation or in connection with bids, tenders, leases or contracts or to secure related public or statutory obligations, surety and appeal bonds where required by law;

(c)

any Security Interest imposed pursuant to statute such as builders’, mechanics’, materialman’s, carriers’, warehousemen’s and landlords’ liens and privileges, in each case, which relate to obligations not yet due or delinquent or, if due or delinquent, which the Borrower is contesting in good faith if such contest will involve no material risk of loss of any material part of the property of the Borrower or any Subsidiary;

(d)

any Security Interest for Taxes, assessments, unpaid wages or governmental charges or levies for the then current year, or not at the time due and delinquent or the validity of which is being contested at the time in good faith;

(e)

any right reserved to or vested in any Governmental Authority by the terms of any lease, licence, franchise, grant, claim or permit held or acquired by the Borrower or any Subsidiary, or by any statutory provision, to terminate the lease, licence, franchise, grant, claim or permit or to purchase assets used in connection therewith or to require annual or other periodic payments as a condition of the continuance thereof;

(f)

any reservations, limitations, provisos and conditions expressed in original grants from any Governmental Authority;

(g)

any applicable municipal and other Governmental Authority restrictions affecting the use of land or the nature of any structures which may be erected thereon, any minor encumbrance, such as easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other Persons, rights-of-way for sewers, electric lines, telegraph and telephone lines, oil and natural gas pipelines and other similar purposes, or zoning or other restrictions applicable to the use of real property by the Borrower, or title defects, encroachments or irregularities, that do not in the aggregate materially detract from the value of the property or materially impair its use in the operation of the business of the Borrower;

(h)

encumbrances of or resulting from any judgment or award in an amount not to exceed $100,000, the time for the appeal or petition for rehearing of which shall not have expired, or in respect of which the Borrower or Mexican Subsidiary, as applicable, will be prosecuting an appeal or proceeding for review in good faith and by appropriate proceedings and in respect of which a stay of execution pending such appeal or proceeding for review shall have been secured; and

(i)

securities to public utilities or to any municipalities or Governmental Authorities or other public authority when required by the utility, municipality or Governmental Authorities or other public authority in connection with the supply of services or utilities to the Borrower or Mexican Subsidiary, as applicable;

“Permitted Indebtedness” means:

(a)

Indebtedness under this Agreement;

(b)

Indebtedness of the Mexican Subsidiary to the Borrower as a result of an intercompany loan made by the Borrower to the Mexican Subsidiary subsequent to the release of the Escrow Funds to the Borrower pursuant to the terms of the Escrow Agreement; and

(c)

Indebtedness comprised of amounts owed to trade creditors and accruals in the ordinary course of business, which are either not overdue or, if disputed and in that case whether or not overdue, are being contested in good faith by the Borrower by appropriate proceedings diligently conducted, and provided always that the failure to pay such Indebtedness would not reasonably be expected to result in a Material Adverse Effect;

“Person” means any individual, partnership, limited partnership, joint venture, syndicate, sole proprietorship, or corporation with or without share capital, body corporate, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, government or Governmental Authority or entity, however designated or constituted;

“PPSA” means the Personal Property Securities Act (British Columbia);

“Purchase Money Obligation” means, with respect to a Person, indebtedness of the Person issued, incurred or assumed to finance all or part of the cost of acquiring any asset for the Person;

“Relevant Jurisdiction” means, from time to time, any jurisdiction in which the Borrower has material property or assets, or in which it carries on material business and, for the purposes of this Agreement, includes the Province of British Columbia;

“Reporting Jurisdictions” means all of the jurisdictions in Canada in which the Borrower is a “reporting issuer”, including as of the date hereof, the Provinces of British Columbia and Alberta;

“Secured Assets” means the undertaking, properties and assets now owned, leased or hereafter acquired or leased by the Borrower or any Subsidiary or any of them secured by the Security Documents;

“Securities Act” means the Securities Act (British Columbia);

“Security Documents” means, collectively, the agreements, instruments and documents listed in Schedule A hereto or delivered pursuant to Article 4 of this Agreement, provided that if and/or when any security documents are required to be provided by the Mexican Subsidiary in accordance with Section 6.1(a)(iv), such security documents will be considered Security Documents for the purposes of this Agreement;

“Security Interest” means any security interest, assignment by way of security, mortgage, charge (whether fixed or floating), hypothec, deposit arrangement, pledge, trust, lien, encumbrance, preference, priority or other security interest or preferential arrangement of any kind or nature whatsoever, and includes any other “Security Interest” as defined in section 1 of the PPSA;

“Structuring Fee Shares” has the meaning attributed to such term in Section 2.7 hereof;

“Subsidiary” has the meaning attributed to such term in the Corporations Act;

“Taxes” means all present or future taxes, assessments, rates, levies, imposts, deductions, withholdings, dues, duties, fees and other charges of any nature, including any interest, fines, penalties or other liabilities with respect thereto, imposed, levied, collected, withheld or assessed by any Governmental Authority (of any jurisdiction), and whether disputed or not;

“Term Sheet” means the term sheet for credit facility dated November 12, 2015 issued by the Lender to the Borrower;

“Voting Shares” means shares of capital stock of any class of any corporation carrying voting rights under all circumstances, provided that for the purposes of such definition, shares which only carry the right to vote conditionally on the happening of any event shall not be considered Voting Shares, whether or not such event shall have occurred, nor shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of such event; and

“Working Capital” means Current Assets less Current Liabilities.

Interpretation Not Affected by Headings

1.2

The division of this Agreement into articles, sections, subsections and paragraphs, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

Statute References

1.3

Any reference in this Agreement to a statute shall be deemed to be a reference to such statute as amended, re-enacted or replaced from time to time.

Permitted Encumbrance

1.4

Any reference in any of the Facility Documents to a Permitted Encumbrance is not intended to and shall not be interpreted as subordinating or postponing, or as any agreement to subordinate or postpone, any obligation of the Borrower to the Lender under any of the Facility Documents to any Permitted Encumbrance.

Currency

1.5

Any reference in this Agreement to “Dollars”, “dollars” or “$” shall be deemed to be a reference to lawful money of the United States of America and any reference to any payments to be made by the Borrower shall, unless otherwise specified, be deemed to be a reference to payments made in lawful money of the United States of America. Any reference in this agreement to“CAD” shall be deemed to be a reference to the lawful money of Canada.

Use of the Words “Best Knowledge”

1.6

The words “best knowledge”, “to the best of the Borrower’s knowledge”, “to the knowledge of”, “of which they are aware”, “any knowledge of” or other similar expressions limiting the scope of any representation, warranty, acknowledgement, covenant or statement by the Borrower or the Borrower will be understood to be made on the basis of the actual knowledge of any of the executive officers of the Borrower, in each case, after due inquiry.

Non-Business Days

1.7

Whenever any payment to be made hereunder shall be due, any period of time would begin or end, any calculation is to be made or any other action is to be taken on or as of, a day other than a Business Day, such payment shall be made, such period of time shall begin or end, such calculation shall be made and such other actions shall be taken, as the case may be, unless otherwise specifically provided for herein, on or as of the next succeeding Business Day and the Lender shall not be entitled to any further interest or other payment in respect of such delay.

Governing Law

1.8

This Agreement shall be governed by, construed and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract. The Borrower hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of British Columbia in the City of Vancouver. The Borrower hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any Court of the Province of British Columbia. The Borrower hereby irrevocably waives, to the fullest extent permitted by law, any forum non conveniens defence to the maintenance of such action or proceeding in any such court. The Borrower irrevocably consents to service of process in British Columbia. Nothing in this Agreement will affect the right of the Lender to serve process in any other manner or in any other jurisdiction permitted by law or to commence suits, actions or legal proceedings in any other jurisdictions.

Paramountcy

1.9

In the event of any inconsistency between the provisions of this Agreement and the provisions of any other Facility Document, the provisions of this Agreement shall prevail.

Enurement

1.10

The Facility Documents shall be binding upon and shall enure to the benefit of the Borrower which is party thereto and the Lender and their respective successors and permitted assigns.

Interpretation

1.11

In this Agreement, unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders. In this Agreement the words “including” or “includes” mean “including without limitation” and “includes without limitation”, respectively.

Time of Essence

1.12

Time shall be of the essence in all respects in this Agreement.

ARTICLE 2

THE FACILITY

The Facility

2.1

Subject to the terms and conditions hereof, the Lender hereby establishes in favour of the Borrower a senior secured non-revolving single advance reducing term credit facility (the “Facility”) in an amount equal to the Commitment amount, which shall be made available to the Borrower, or as the Borrower may direct, by way of a single drawdown in accordance with this Agreement.

Non-Revolvement

2.2

The Facility is a non-revolving facility, and any repayment under the Facility shall not be reborrowed.

Notice of Borrowing

2.3

The Borrower shall provide a notice of borrowing to the Lender in respect of the Advance no later than 12:00 p.m. (Toronto time) not less than one Business Day prior to the requested date of the Advance. The notice of borrowing shall be irrevocable.

Term

2.4

Except as otherwise provided herein, the outstanding principal amount of the Facility, together with all accrued but unpaid interest, bonus and other costs, fees or charges payable hereunder from time to time, will be immediately due and payable by the Borrower to the Lender on the Maturity Date.

Use of Proceeds

2.5

Except with the prior written consent of the Lender, the Borrower shall use the proceeds of the Facility only as follows:

(a)

to fund the acquisition by the Mexican Subsidiary of the Pemex Project Assets, including by way of an intercompany loan to, or other investment in, the Mexican Subsidiary;

(b)

in payment of the Lender’s fees and expenses payable pursuant to Section 8.4 below; and

(c)

to repay the principal amount owing hereunder.

Interest

2.6

Interest shall accrue on the principal amount of the Facility from the date of Advance, as well as on all overdue amounts outstanding in respect of interest, costs or other fees or expenses payable hereunder, at the rate of six percent (6.0%) per annum, calculated daily and compounded monthly (effective annual rate of 6.34%), and be payable by the Borrower to the Lender monthly on the last Business Day of every month, as well as after maturity, default and judgment.

Structuring Fee

2.7

In consideration for the structuring and syndication of the Facility, the Borrower shall pay to the Lender a structuring fee in the form of 738,000 common shares in the capital of the Borrower issued from treasury, which shall be issued on the Closing Date concurrently with the completion of the Advance (the “Structuring Fee Shares”). The Structuring Fee Shares shall be subject to a hold period under Applicable Securities Legislation of not more than four months and one day from the date of issue.

2.8

If the Borrower satisfies all of the conditions precedent to the closing of the Advance set forth in Section 5.1 and the Lender fails to make the Advance to the Borrower in accordance with the terms of this Agreement, the Lender shall, within three (3) Business Days of such failure, repay the Structuring Fee Shares to the Borrower and discharge any Security Interests granted to the Lender pursuant to or in connection with this Agreement and the other Facility Documents (and deliver evidence of same to the Borrower), in full and final settlement of the Lender’s obligations to the Borrower in respect of the Facility. In all other circumstances, the Structuring Fee Shares shall be non-refundable.

Computations

2.9

The rates of interest under this Agreement are nominal rates, and not effective rates or yields. Unless otherwise stated, wherever in this Agreement reference is made to a rate of interest (or standby fee) “per annum” or a similar expression is used, such interest (or standby fee) shall be calculated on the basis of a year of 360 days for the actual number of days occurring in the period for which any such interest (or standby fee) is payable. For the purposes of the Interest Act (Canada) and disclosure thereunder, whenever any interest to be paid hereunder or in connection herewith is to be calculated on the basis of a 360-day year, the yearly rate of interest to which the rate used in such calculation is equivalent is the rate so used multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360.

No Set-off

2.10

All payments required to be made by the Borrower pursuant to the provisions hereof or any other Facility Document shall be made in immediately available funds and without any set-off, deduction, withholding or counter-claim or cross-claim.

Maximum Return

2.11

The Lender and the Borrower acknowledge and agree that the payment of Amounts Payable hereunder and any further consideration to the Lender is a fair payment based on the business terms of this transaction. The Lender and the Borrower acknowledge and agree that it is their express intention and desire that in no event shall the total payment to the Lender, whether for any Amount Payable or otherwise, exceed the maximum payment permitted under Applicable Law.

Time and Place of Payments

2.12

All payments made by the Borrower pursuant to this Agreement or pursuant to any other Facility Document shall be made before 2:00 p.m. (Toronto, Ontario time) on the day specified for payment. Any payment received after 2:00 p.m. (Toronto, Ontario time) on the day specified for such payment shall be deemed to have been received before 2:00 p.m. (Toronto, Ontario time) on the immediately following Business Day. All payments shall be made to the Lender to the office of the Lender, as specified by the Lender in Section 10.2 hereto, or such other office as the Lender may designate in writing. If the date for payment of any Amount Payable is not a Business Day at the place of payment, then payment shall be made on the next Business Day at such place.

Record of Payments

2.13

The Lender shall maintain accounts and records evidencing all payments hereunder, which accounts and records shall constitute, in the absence of manifest error, prima facie evidence thereof.

ARTICLE 3

PREPAYMENT

Voluntary Prepayment

3.1

The Borrower may prepay the outstanding balance of the Facility, in whole or in part, at any time before the Maturity Date, without penalty, provided that the equivalent of not less than three months of interest on the amount so prepaid (including all payments of interest made prior to the date of any such prepayment) shall have been paid to the Lender.

Mandatory Prepayments of the Facility

3.2

If at any time after the Closing Date, the Borrower sells or otherwise disposes of any assets in one or more transactions outside of the ordinary course of business, to the extent that the proceeds of such transactions are in the form of cash and have a value in excess of $500,000 in the aggregate, the Borrower will pay or cause to be paid to the Lender the proceeds of such sale, net of reasonable out-of-pocket selling costs required to be paid by the Borrower in connection with such sale, to be applied on account of the outstanding balance of the Facility.

3.3

If at any time after the Closing Date, the Borrower sells or otherwise disposes of any assets in one or more transactions outside of the ordinary course of business, to the extent that the proceeds of such transactions are not in the form of cash (or to the extent there are non-cash proceeds), the Borrower will grant to the Lender a first ranking security interest over such proceeds and provide the Lender with all such security documents, opinions and other documents as the Lender or the Lender’s Counsel may reasonably require.

3.4

If at any time after the Closing Date the Borrower closes one or more equity or debt (including convertible debt) financings, to the extent that the proceeds of such financing(s) have a value in excess of $500,000 in the aggregate, the Borrower will pay or cause to be paid to the Lender the proceeds of such financing(s), net of reasonable out-of-pocket financing costs required to be paid by the Borrower in connection with such financing(s), to be applied on account of the outstanding balance of the Facility.

3.5

Upon the occurrence of a Change of Control of either the Borrower or the Mexican Subsidiary, as the case may be, the Facility will become immediately due and payable, in full and the Borrower shall pay to the Lender in respect thereof, an amount equal to the outstanding balance of the Facility, all accrued but unpaid interest hereon and all costs and charges payable hereunder.

ARTICLE 4

SECURITY

Security Documents

4.1

To secure the due payment of all Indebtedness of the Borrower to the Lender in respect of the Facility and the payment and performance of all other obligations, indebtedness and liabilities of the Borrower to the Lender hereunder and under the other Facility Documents, the Borrower shall execute and deliver the Security Documents to the Lender.

Registration of the Security

4.2

The Lender shall at the Borrower’s expense, register, file, record and give notice of (or cause to be registered, filed, recorded and given notice of) the Security Documents in all offices and registries where such registration, filing, recording or giving notice is necessary or desirable for the perfection of the Security Interest constituted thereby and to ensure that such Security Interest is first ranking, subject only to the Permitted Encumbrances.

After Acquired Property and Further Assurances

4.3

The Borrower shall from time to time, execute and deliver all such further deeds or other instruments of conveyance, assignment, transfer, mortgage, pledge or charge as may be reasonably necessary or desirable in the opinion of the Lender or its counsel to ensure that any additional interests in assets acquired by them after the date hereof, are subject to the Security Interests created pursuant to the Security Documents.

4.4

In connection with any release of the Escrow Funds to the Borrower, the Borrower shall cause the Mexican Subsidiary to guarantee the payment and performance of the Borrower’s obligations hereunder and under each of the Facility Documents and grant all such security and other documents as the Lender may require to ensure that the Lender is granted and holds a perfected first priority security interest over all properties and assets of the Mexican Subsidiary, including but not limited to the Pemex Project Assets, together with all such opinions and other documents and instruments as the Lender may require, and all such security documents shall thereafter constitute “Security Documents” for the purposes of this Agreement.

ARTICLE 5

CONDITIONS PRECEDENT TO ADVANCE

Conditions Precedent to Advance

5.1

The obligation of the Lender to make the Advance under this Agreement is subject to and conditional upon the following conditions precedent being satisfied, fulfilled or otherwise met to the satisfaction of the Lender and the Lender’s Counsel on or before November 20, 2015:

(a)

receipt by the Lender of the following documents, each in full force and effect, and in form and substance satisfactory to the Lender and the Lender’s Counsel:

(i)

executed copies of the Facility Documents, including, without limitation, this Agreement and the Security Documents described in Schedule A hereto;

(ii)

certificates of status or other similar type of evidence of existence for each of the Borrower from all Relevant Jurisdictions;

(iii)

certified copies of the Constating Documents of the Borrower;

(iv)

certified copies of directors’ resolutions for the Borrower with respect to its authorization, execution and delivery of the Facility Documents being delivered in connection herewith and the performance of all obligations thereunder;

(v)

officer’s certificate of the Borrower certifying the names and the true signatures of the officers authorized to sign the Facility Documents;

(vi)

all requisite regulatory approvals, including Exchange and other approvals to the transactions contemplated herein;

(vii)

releases, discharges and postponements (in registrable form where appropriate) covering all Security Interests or other encumbrances affecting the Secured Assets secured by the Security Documents described in Schedule A hereto which are not Permitted Encumbrances;

(viii)

legal opinions of counsel to the Borrower in all of the Relevant Jurisdictions; and

(ix)

an irrevocable direction to pay with respect to the Advance;

(b)

the Lender shall have completed and be satisfied with its due diligence review of the Borrower and its properties and assets;

(c)

evidence that all Security Interests pursuant to the Security Documents described in Schedule A hereto have been (i) duly perfected and registered in all Relevant Jurisdictions and any other relevant jurisdiction as required by the Lender and the Lender’s Counsel or (ii) if the Lender permits, in its sole and absolute discretion, in respect of any Security Interests which are not so perfected and registered, submitted for perfection and registration in all Relevant Jurisdictions and any other relevant jurisdiction as required by the Lender and the Lender’s Counsel;

(d)

there shall be no other Security Interests or other liens or encumbrances whatsoever attaching to the Secured Assets, other than Permitted Encumbrances;

(e)

all of the representations and warranties of the Borrower contained herein or in any other Facility Document shall be true and correct on and as of the Closing Date as though made on and as of such date and the Lender shall have received a Certificate of the Borrower so certifying to the Lender;

(f)

all of the covenants and agreements of the Borrower contained herein or in any other Facility Document required to be fulfilled or satisfied on or before the Closing Date have been so fulfilled or satisfied and the Lender shall have received a Certificate of the Borrower so certifying to the Lender;

(g)

no Default or Event of Default shall have occurred and be continuing and the Lender shall have received a Certificate of the Borrower so certifying to the Lender;

(h)

the Lender shall have received payment of all fees and all reimbursable expenses so invoiced in connection with this Agreement in accordance with Section 8.4, which are payable by the Borrower to the Lender on or prior to the Closing Date;

(i)

no event or circumstance shall have occurred or exist that could reasonably be expected to have a Material Adverse Effect on the Borrower, including but not limited to there being no pending or threatened litigation, proceedings or investigations which could reasonably be expected to have a Material Adverse Effect;

(j)

the Lender shall have received the approval of its credit committee and other required authorizations, including the approval of its partners; and

(k)

such other conditions precedent (including the delivery of such documents, certificates, opinions and agreements) as the Lender may reasonably require, failing which the Lender shall have no further obligation to the Borrower hereunder and the Borrower shall promptly thereafter pay to the Lender all outstanding fees and expenses, including all out-of-pocket costs reasonably incurred by the Lender in connection with this Agreement.

Waiver

5.2

The conditions in Section 5.1 are inserted for the sole benefit of the Lender and may be waived by the Lender, in whole or in part, with or without conditions, as the Lender may determine in its sole and absolute discretion.

Advance into Escrow

5.3

On the completion of closing of the Advance, the Borrower will irrevocably authorize and direct the Lender to advance the Facility proceeds to the Lender’s Counsel, to be held by the Lender’s Counsel pursuant to the Escrow Agreement, which will provide for the release of the Facility proceeds upon the satisfaction or waiver of the conditions precedent to release set out in Section 6.1 below.

ARTICLE 6

CONDITIONS PRECEDENT TO RELEASE OF ESCROW FUNDS FROM ESCROW

Conditions Precedent to Release of Escrow Funds from Escrow

6.1

The Escrow Funds shall be held in escrow by the Lender’s Counsel and shall be released as follows:

(a)

upon receipt by the Lender’s Counsel of a written notice from the Lender confirming that the following conditions precedent to the release of the Escrow Funds have been satisfied, fulfilled or otherwise met, in each case to the complete satisfaction of the Lender in its sole and absolute discretion or, to the extent not satisfied, fulfilled or otherwise met in each case to the satisfaction of the Lender in its sole and absolute discretion, that the Lender has waived in writing, such conditions precedent to the release of the Escrow Funds:

(i)

the release of the Escrow Funds shall have been approved by the Lender’s partners, in their sole and absolute discretion;

(ii)

the Lender shall completed and be satisfied with all of its due diligence in respect of the Borrower, its subsidiaries (including the Mexican Subsidiary) and the collateral secured by the Security Documents, including the Pemex Project Assets, the terms of any acquisition of the Pemex Project Assets, which may include a site visit by the Lender and its technical consultants, and the proposed use of the Escrow Funds by the Borrower and its subsidiaries (including the Mexican Subsidiary);

(iii)

the Lender shall have completed and be satisfied with its review of all Material Contracts of the Borrower and its subsidiaries (including the Mexican Subsidiary);

(iv)

the Borrower shall have caused to be executed and delivered to the Lender all security and other documents, including legal opinions, as the Lender may require to obtain a first priority security interest over all of the Pemex Project Assets acquired by the Mexican Subsidiary;

(v)

there shall be no material adverse change in the business, operations, assets or ownership of the Borrower or its subsidiaries (including the Mexican Subsidiary) since the date of the Term Sheet, including no pending or threatened litigation proceedings or investigations which could result in a material adverse change;

(vi)

the Borrower shall have received all applicable stock exchange and other regulatory approvals necessary for the completion of the transactions contemplated pursuant to the Credit Agreement and the Bid Documents;

(vii)

the Lender shall be satisfied with the value of the collateral secured by the Security Documents and the Borrower’s ability to support the repayment of the Facility;

(viii)

the Lender shall have reviewed all operational plans, leases, licenses, permits, budgets and pro forma financial statements of the Borrower and its subsidiaries (including the Mexican Subsidiary) and shall be satisfied with all aspects thereof;

(ix)

all of the representations and warranties of the Borrower and its subsidiaries (including the Mexican Subsidiary) contained in the Credit Agreement and the other Facility Documents shall be true and correct in all respects and all covenants shall be fulfilled to the satisfaction of the Lender; and

(x)

the Lender shall be satisfied with all such other additional conditions precedent to the release of the Escrow Funds as it may require based on its due diligence review and assessment of the transactions contemplated pursuant to the Credit Agreement and the Bid Documents, the Lender’s Counsel shall be irrevocably authorized and directed to release the Escrow Funds, including all interest earned thereon while such amounts are held by the Lender’s Counsel pursuant to this Agreement, to the Borrower. The Borrower acknowledges and agrees that the release of the Escrow Funds to the Borrower under this Section 6.1(a) is subject to satisfaction of the conditions set out above, including, where discretion is afforded to the Lender therein, and, accordingly, there is no assurance that the Escrow Funds will be released to the Borrower;

(b)

upon receipt by the Lender’s Counsel of (i) a written notice from the Lender advising that the Borrower has delivered to the Lender a written notice of the Borrower’s intention to prepay the Facility, in whole or in part, using the proceeds of the Facility (a “Prepayment Notice”), (ii) a copy of such Prepayment Notice and (iii) a supporting direction from the Borrower, the Lender’s Counsel shall be irrevocably authorized and directed to release from the Escrow Funds an amount equal to the amount of such prepayment, including all interest earned thereon while such amounts are held by the Lender’s Counsel pursuant to this Agreement, to the Lender on the date specified in the Prepayment Notice;

(c)

upon receipt by the Lender’s Counsel of a written notice from the Lender confirming that a Default or Event of Default has occurred, the Lender’s Counsel shall be irrevocably authorized and directed to release the Escrow Funds, including all interest earned thereon while such amounts are held by the Lender’s Counsel pursuant to this Agreement, if any, to the Lender;

(d)

on February 29, 2016, if the Lender’s Counsel shall not have received a written notice from the Lender pursuant to Section 6.1(a), Section 6.1(b) or Section 6.1(c) above, the Lender’s Counsel shall be irrevocably authorized and directed to release the Escrow Funds to the Lender; and

(e)

otherwise in accordance with the written instructions of the Lender, provided that the Lender’s Counsel is satisfied as to the terms of such written instructions.

Release of Escrow Funds

6.2

If the Escrow Funds shall be released to the Borrower in accordance with Section 6.1 and the Escrow Agreement, the Borrower shall, subject to Section 4.4, be permitted to advance the Escrow Funds, or any portion thereof, to the Mexican Subsidiary, solely for the purpose of completing the acquisition of the Pemex Project Assets.

ARTICLE 7

REPRESENTATIONS AND WARRANTIES

Representations and Warranties of the Borrower

7.1

The Borrower hereby represents and warrants to the Lender as of the date hereof that:

(a)

the Borrower has been duly incorporated and organized under the laws of its jurisdiction of incorporation and is validly existing and is current and up-to-date with all material filings required to be made under the laws of its jurisdiction of incorporation to maintain its corporate existence and has all requisite corporate power to carry on its business as now conducted and to own, lease or operate its property, and no steps or proceedings have been taken by any Person, voluntary or otherwise, requiring or authorizing its dissolution or winding up;

(b)

the Mexican Subsidiary has been duly incorporated and organized under the laws of its jurisdiction of incorporation and is validly existing and is current and up-to-date with all material filings required to be made under the laws of its jurisdiction of incorporation to maintain its corporate existence and has all requisite corporate power to carry on its business as now conducted and to own, lease or operate its property, and no steps or proceedings have been taken by any Person, voluntary or otherwise, requiring or authorizing its dissolution or winding up;

(c)

the Borrower and any representative signing on its behalf has full power and capacity to enter into each of the Facility Documents to which it is a party and to do all acts and things and execute and deliver all documents as are required hereunder or thereunder to be done, observed, performed or executed and delivered by it in accordance with the terms hereof and thereof, and the Borrower has taken all necessary corporate action to duly authorize the creation, execution, delivery and performance of each of the Facility Documents to which it is a party and to observe and perform the provisions of such Facility Documents in accordance with the provisions thereof;

(d)

the Facility Documents will create valid and legally binding obligations of the Borrower that is party to them enforceable against the Borrower in accordance with their respective terms;

(e)

none of the execution and delivery of the Facility Documents, the compliance by the Borrower with the provisions of the Facility Documents or the consummation of the transactions contemplated herein, does or will: (i) require the consent, approval, Authorization, order or agreement of, or registration or qualification with, any Governmental Authority, court, stock exchange, securities regulatory authority or other Person, except (A) such as have been obtained, (B) Exchange approval which will be obtained by the Closing Date, which approval is subject to customary conditions to be satisfied following closing of the Advance; (ii) conflict with or result in any breach or violation of any of the provisions of, or constitute a default under, any indenture, mortgage, deed of trust, lease or other agreement or instrument to which the Borrower is a party or by which it or any of the properties or assets thereof is bound; or (iii) conflict with or result in any breach or violation of any provisions of, or constitute a default under the notice of articles or articles of the Borrower or any resolution passed by the directors (or any committee thereof) or shareholders of the Borrower, or any statute or any judgment, decree, order, rule, policy or regulation of any court, Governmental Authority, any arbitrator, stock exchange or securities regulatory authority applicable to the Borrower or any of the properties or assets thereof, which, in the case of any matter referred to in (ii) or (iii), could reasonably be expected to have a Material Adverse Effect;

(f)

the Borrower is authorized to issue an unlimited number of Common Shares and an unlimited number of preferred shares issuable in series, of which, as of November 18, 2015, 154,043,469 Common Shares are issued and outstanding as fully paid and nonassessable Common Shares and no preferred shares are outstanding;

(g)

the outstanding Common Shares are listed and posted for trading on the Exchange;

(h)

Schedule B sets forth a corporate organization chart of the Borrower and its Subsidiaries and the Borrower does not own, beneficially or of record, or exercise control or direction over, any shares (or other ownership interests) of any Person except those Persons indicated in Schedule B;

(i)

except as disclosed in the Disclosure Record, no Person has any agreement, option, right or privilege (whether pre-emptive, contractual or otherwise) capable of becoming an agreement, for the purchase, acquisition, subscription for or issue of any of the unissued shares or other securities of either the Borrower or the Mexican Subsidiary, as the case may be;

(j)

the Borrower does not carry on business, have an office or own any material tangible properties or assets located, outside of British Columbia, Canada;

(k)

the Borrower is licensed, registered or qualified as an extra-provincial or foreign corporation in all jurisdictions where the character of the property or assets thereof owned or leased or the nature of the activities conducted by it make licensing, registration or qualification necessary and is carrying on the business thereof in compliance with all Applicable Laws, rules and regulations of each such jurisdiction;

(l)

each of the Borrower and the Mexican Subsidiary has conducted and is conducting its respective businesses in compliance in all material respects with Applicable Law and possesses all material Authorizations issued by the appropriate Governmental Authority necessary to carry on the business currently carried on by it, is in compliance in all material respects with the terms and conditions of all such Authorizations, and neither the Borrower nor the Mexican Subsidiary has received any notice of the modification, revocation or cancellation of, any intention to modify, revoke or cancel or any proceeding relating to the modification, revocation or cancellation of any such Authorization (save in respect of any such notice, intention or proceeding which the Borrower or the Mexican Subsidiary, as the case may be, is disputing in good faith and pursuant to appropriate proceedings diligently conducted);

(m)

the Borrower is a reporting issuer or the equivalent in the Reporting Jurisdictions and is in compliance with its obligations under the Applicable Securities Legislation of such jurisdictions and of the Exchange in all material respects and is not included in any list of defaulting reporting issuers maintained by the securities commission of such jurisdictions;

(n)

no order, ruling of suspending the sale or ceasing the trading in any securities of the Borrower nor prohibiting the sale of such securities has been issued by any securities regulatory authority to and is outstanding against the Borrower or its directors, officers or promoters and no investigations or proceedings for such purposes have been threatened or are pending or contemplated;

(o)

there is not any material change, as defined in the Applicable Securities Legislation, relating to the Borrower, which has not been fully disclosed in accordance with the requirements of the Applicable Securities Legislation and the policies of the Exchange;

(p)

the Borrower has not incurred any Indebtedness or guaranteed the obligations of any Person except in relation to Permitted Indebtedness;

(q)

the Borrower has the corporate power and authority to create, issue and deliver the Structuring Fee Shares;

(r)

upon the issuance thereof, the Structuring Fee Shares will be validly issued as fully paid and non-assessable Common Shares in the capital of the Borrower and will not be issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Borrower;

(s)

the Borrower has complied with all Applicable Securities Legislation in connection with the issuance of the Structuring Fee Shares, in each case including, but not limited to, receiving the acceptance of the Exchange, as required, in respect of the listing of the Structuring Fee Shares on the Exchange;

(t)

the issuance of the Structuring Fee Shares will be exempt from the prospectus requirements of Applicable Securities Legislation of Canada and no document will be required to be filed and no proceeding taken or approval, permit, consent, order or Authorization obtained under any such Applicable Securities Legislation in connection with the first trade of the Structuring Fee Shares assuming that:

(i)

the Borrower is and has been a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade;

(ii)

at the time of such trade, at least four months have elapsed from the “distribution date” (as such term is defined in NI 45-102)

(iii)

the certificate evidencing the Structuring Fee Shares carries a legend stating that, “Unless permitted under securities legislation, the holder of this security must not trade the security before [insert the date that is four months and one day after the distribution date]”;

(iv)

such trade is not a “control distribution” as defined in NI 45-102;

(v)

no unusual effort is made to prepare the market or create a demand for the security that is the subject of the trade;

(vi)

no extraordinary commission or consideration is paid to a person or company in respect of the trade; and,

(vii)

if any Lender is an insider of the Borrower, it has no reasonable grounds to believe that the Borrower is in default of “securities legislation” (as defined in National Instrument 14-101 Definitions);

(u)

any and all of the agreements and other documents and instruments pursuant to which the Borrower or the Mexican Subsidiary, as the case may be, holds the property and assets thereof (including any interest in, or right to earn an interest in, any property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof. Neither the Borrower nor the Mexican Subsidiary, as the case may be, is in default of any of the provisions of any such agreements, documents or instruments in any material respect nor has any such default been alleged, and such properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, and all leases, licenses and claims pursuant to which the Borrower or the Mexican Subsidiary, as the case may be, derives the interests thereof in such property and assets are in good standing and there has been no material default under any such lease, licence or claim. None of the properties (or any interest in, or right to earn an interest in, any property) of the Borrower or the Mexican Subsidiary, as the case may be, is subject to any right of first refusal or purchase or acquisition right;

(v)

the Borrower is the legal and beneficial owner of the properties, business and assets referred to as being owned by it in the Disclosure Record, free and clear of all Security Interests, subject only to Permitted Encumbrances;

(w)

the Borrower or the Mexican Subsidiary, as the case may be, owns or has the right to use under license, sub-license or otherwise all material intellectual property used by it in its business, including copyrights, industrial designs, trade marks, trade secrets, know how and proprietary rights, free and clear of any and all encumbrances;

(x)

neither the Borrower nor the Mexican Subsidiary, as the case may be, has approved entering into any agreement in respect of (i) the sale of any property material to the Borrower or the Mexican Subsidiary, as the case may be, or assets or any interest therein or the sale, transfer or other disposition of any property material to the Borrower or the Mexican Subsidiary, as the case may be, or assets or any interest therein currently owned, directly or indirectly, by the Borrower or the Mexican Subsidiary, as the case may be, whether by asset sale, transfer of shares or otherwise, in each case outside of the ordinary course of its business; or (ii) any Change of Control of the Borrower or the Mexican Subsidiary, as the case may be;

(y)

no portion of the Disclosure Record contains an untrue statement of a material fact as of the date thereof nor does it omit to state a material fact which, at the date thereof, was required to have been stated or was necessary to prevent a statement that was made from being false or misleading in the circumstances in which it was made;

(z)

the consolidated financial statements of the Borrower contained in the Disclosure Record are in accordance with the Corporations Act, including giving a true and fair view of the consolidated entity’s financial position as at the date thereof comply with IFRS, and no adverse material changes in the financial position of the Borrower has taken place since the date thereof;

(aa)

the Borrower does not have any material liabilities, fixed or contingent, that are not reflected in the consolidated financial statements of the Borrower contained in the Disclosure Record, in the notes thereto or otherwise disclosed in writing to the Lender;

(bb)

the Borrower’s Auditors are independent chartered accountants and have participant status with the Canadian Public Accountability Board as required under Applicable Securities Legislation and there has never been a reportable disagreement (within the meaning of National Instrument 51-102) between the Borrower and the Borrower’s Auditors;

(cc)

the Borrower has in all material respects complied with all continuous disclosure obligations under Applicable Securities Legislation and the rules and regulations of the Exchange and, without limiting the generality of the foregoing, there has not occurred an adverse material change, financial or otherwise, in the assets, liabilities (contingent or otherwise), business, financial condition, capital or prospects of the Borrower and the Subsidiaries (taken as a whole) which has not been publicly disclosed on a nonconfidential basis; the information and statements in the Disclosure Record were true and correct at the time such documents were filed on SEDAR and contained no misrepresentation as of the respective dates of such information and statements; the Disclosure Record conformed in all material respects to Applicable Securities Legislation at the time such documents were filed on SEDAR and the Borrower has not filed any confidential material change reports which remain confidential as at the date hereof;

(dd)

all Taxes (including for greater certainty, all employee source deductions required to be withheld and/or remitted under Applicable Law) and all liabilities with respect thereto including any penalty and interest payable with respect thereto due and payable by the Borrower have been paid. All tax returns, declarations, remittances and filings required to be filed by the Borrower have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings were, at the time of filing, complete and accurate in all material respects and no material fact or facts have been omitted therefrom which would make any of them misleading. There are no issues or disputes outstanding with any Governmental Authority respecting any Taxes that have been paid, or may be payable, by the Borrower and no examination of any tax return of the Borrower is currently in progress (save in respect of any issue, dispute or examination which the Borrower is disputing in good faith and pursuant to appropriate proceedings diligently conducted);

(ee)

(i) neither the Borrower nor the Mexican Subsidiary is in violation of any Environmental Laws including laws relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum by-products (collectively, “Hazardous Materials”) or the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (ii) each of the Borrower and the Mexican Subsidiary has all material Authorizations required under any applicable Environmental Laws and each of the Borrower and the Mexican Subsidiary is in material compliance with such Authorizations; (iii) there are no pending or, to the Borrower’s knowledge, threatened administrative, regulatory or judicial actions, suits, demands, claims, liens, notices of non-compliance or violation, investigation or proceedings relating to any Environmental Laws against the Borrower or the Mexican Subsidiary; and (iv) there are no events or circumstances that could reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting either the Borrower or the Mexican Subsidiary relating to any Environmental Laws;

(ff)

each of the Borrower and the Mexican Subsidiary has been and is continuing to operate its businesses in compliance with all applicable employment laws and there are no legal proceedings nor any threatened legal proceedings, against either the Borrower or the Mexican Subsidiary pursuant to any applicable employment laws. There are no outstanding decisions, orders or settlements or pending settlements under any applicable employment law which place any obligation upon the Borrower or the Mexican Subsidiary to do or refrain from doing any act. Each of the Borrower and the Mexican Subsidiary is up to date in the payment of all material premiums or assessments under applicable workers compensation and profit sharing or other worker safety legislation applicable in the Relevant Jurisdictions, and neither the Borrower nor the Mexican Subsidiary is subject to any special assessment or penalty under any such legislation;

(gg)

none of the directors, officers or employees of the Borrower, the Mexican Subsidiary or any affiliate of either of them had or has any material interest, direct or indirect, in any transaction or any proposed transaction with the Borrower, the Mexican Subsidiary or any affiliate of either of them which, as the case may be, materially affects, is material to or will materially affect the Borrower;

(hh)

the assets of each of the Borrower and the Mexican Subsidiary and their respective businesses and operations are insured against loss or damage with insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, such coverage is in full force and effect, and neither the Borrower nor the Mexican Subsidiary has failed to promptly give any notice of any material claim thereunder. There are no claims by the Borrower or the Mexican Subsidiary under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause;

(ii)

neither the Borrower nor the Mexican Subsidiary is in violation of any material term of its respective Constating Documents. Neither the Borrower nor the Mexican Subsidiary is in violation of any term or provision of any agreement, indenture or other instrument applicable to it which could reasonably be expected to result in any Material Adverse Effect, and there is no action, suit, proceeding or investigation commenced, pending or threatened which, either in any case or in the aggregate, could reasonably be expected to result in any Material Adverse Effect or which places, or could place, in question the validity or enforceability of this Agreement, or any document or instrument delivered, or to be delivered, by the Borrower pursuant hereto;

(jj)

neither the Borrower nor the Mexican Subsidiary is in default of any material term, covenant or condition under or in respect of any judgment, order, agreement or instrument to which it is a party or to which it or any of the property or assets of it are subject that could reasonably be expected to have a Material Adverse Effect, and no event has occurred and is continuing, and no circumstance exists which has not been waived, which constitutes a default in respect of any commitment, agreement, document or other instrument to which the Borrower is a party or by which it is otherwise bound entitling any other party thereto to accelerate the maturity of any amount owing thereunder or which could reasonably be expected to have a Material Adverse Effect;

(kk)

neither the Borrower nor the Mexican Subsidiary has committed any act of bankruptcy or is insolvent, and neither the Borrower nor the Mexican Subsidiary has proposed a compromise or arrangement to its respective creditors generally, had a petition or receiving order in bankruptcy filed against it, made a voluntary assignment in bankruptcy, taken any proceedings with respect to a compromise or arrangement, taken any proceedings to have a receiver appointed for any of its respective property or had any execution or distress become enforceable or become levied upon any of its respective property;

(ll)

there are no actions, suits, proceedings, inquiries or investigations existing, pending or, to the Borrower’s knowledge, threatened against or adversely affecting the Borrower or the Mexican Subsidiary or to which any of its respective properties or assets is subject, at law or equity, or before or by any Governmental Authority and neither the Borrower nor the Mexican Subsidiary is subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority, which, either separately or in the aggregate, could reasonably be expected to result in a Material Adverse Effect;

(mm)

neither the Borrower or the Mexican Subsidiary, nor any director, officer, agent, employee or other Person acting on behalf of either of them, has, in the course of its actions for, or on behalf of, the Borrower or the Mexican Subsidiary, as the case may be, (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the Corruption of Foreign Public Officials Act (Canada), the US Foreign Corrupt Practices Act of 1977, or any other similar laws; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official, employee or other Person; and

(nn)

the Borrower enjoys no immunity from suit or execution in relation to its obligations under any Facility Document to which it is a party.

Acknowledgement

7.2

The Borrower acknowledges that the Lender is relying upon the representations and warranties in this Article 7 in discharging its obligations under this Agreement and that such representations and warranties shall be deemed to be restated in every respect effective on the date each Advance is made

.

Survival and Inclusion

7.3

The representations and warranties in this Article 7 will survive the termination of this Agreement. All statements, representations and warranties contained in any other Facility Document or in any instruments delivered by or on behalf of the Borrower or the Lender pursuant to this Agreement or any other Facility Document will be deemed to constitute statements, representations and warranties made by the Borrower to the Lender and vice-versa under this Agreement.

ARTICLE 8

COVENANTS OF THE BORROWER

General Covenants

8.1

While any Facility Indebtedness is outstanding, the Borrower covenants and agrees with the Lender as follows:

(a)

each of the Borrower and the Mexican Subsidiary will duly and punctually pay or cause to be paid to the Lender each Amount Payable, on the dates, at the places, in the currency and in the manner mentioned herein, including, without limitation, upon the occurrence of any Event of Default, the outstanding balance of the Facility;

(b)

each of the Borrower and the Mexican Subsidiary will at all times maintain their corporate existence, obtain and maintain all Authorizations required or necessary in connection with their business and/or any of the Secured Assets and to carry on and conduct their business in accordance with prudent industry standards;

(c)

each of the Borrower and the Mexican Subsidiary will keep or cause to be kept proper books of account and make or cause to be made therein true and complete entries of all of its dealings and transactions in relation to their business in accordance with IFRS, and at all reasonable times they will furnish or cause to be furnished to the Lender or its duly authorized agent or attorney such information relating to their operations as the Lender may reasonably request and such books of account shall be open for inspection by the Lender or such agent or attorney, upon reasonable prior notice and during regular business hours in the location of the requested information;

(d)

each of the Borrower and the Mexican Subsidiary will provide the Lender and its representatives or such agent or attorney access to all properties, assets and books and records, upon reasonable prior notice and during regular business hours;

(e)

the Borrower will ensure that each of the Security Documents will at all times constitute valid and perfected first ranking security on all of the Secured Assets, subject only to Permitted Encumbrances, and at all times take all actions necessary or reasonably requested to create, perfect and maintain the Security Interests granted pursuant to the Security Documents as perfected first ranking security over the Secured Assets, subject only to Permitted Encumbrances;

(f)

each of the Borrower and the Mexican Subsidiary will duly and punctually perform and carry out all of the covenants and acts or things to be done by them as provided in this Agreement and each of the Security Documents;

(g)

each of the Borrower and the Mexican Subsidiary will comply in all material respects with all Applicable Law and the Borrower will comply in all material respects with Applicable Securities Legislation;

(h)

each of the Borrower and the Mexican Subsidiary will: (i) maintain policies of insurance with carriers and in such amounts and covering such risks as are usually carried by companies engaged in similar businesses and owning similar properties in the same general areas in which the Borrower operate, and add and maintain the Lender as first loss payee and a named insured under all such policies to the extent of its interest; and (ii) on an annual basis and/or at any other time, promptly at the request of the Lender, deliver to the Lender all certificates and reports prepared in connection with such insurance;

(i)

each of the Borrower and the Mexican Subsidiary will immediately notify the Lender in writing upon becoming aware of: (i) any Default or Event of Default, or (ii) any suit, proceeding or governmental investigation pending or, to the Borrower’s knowledge, threatened, relating to or affecting the Borrower or any of the Secured Assets;

(j)

each of the Borrower and the Mexican Subsidiary will maintain or cause to be maintained the Secured Assets in good condition in accordance with prudent industry standards (subject to normal wear and tear);

(k)

the Borrower will provide the Lender with unconsolidated monthly financial reports, consisting of each of the Borrower’s balance sheet, income statement, statement of accounts payables and accrued liabilities, standard monthly costs and operating reports provided to management or the board of directors and an aged list of accounts receivable, all in the form agreed with the Lender from time to time, and such other information with respect to the Borrower as the Lender may reasonably request;

(l)

the Borrower will, on a consolidated basis with its Subsidiaries and as determined by reference to the previously filed (or, if applicable pursuant to Section 8.5, delivered) reports and the unconsolidated monthly reports referred to in Section 8.1(k), maintain at all times:

(i)

Working Capital in excess of $[Redacted due to confidential information] (excluding the Escrow Funds held pursuant to the Escrow Agreement); and

(ii)

a minimum of $[Redacted due to confidential information] in unrestricted cash and cash equivalents at all times, computed on a monthly basis (excluding the Escrow Funds held pursuant to the Escrow Agreement);

(m)

each of the Borrower and the Mexican Subsidiary will pay and discharge or cause to be paid and discharged, promptly when due, all Taxes and other amounts imposed upon them or in respect of any of the Secured Assets or upon the income or profits therefrom, except for Permitted Encumbrances, as well as all claims of any kind (including claims for labour, materials, supplies and rent) which, if unpaid, might become or result in a lien or trust thereupon; provided however, that they shall not be required to pay or cause to be paid any such Taxes, other amounts or claims if the amount, applicability or validity thereof shall concurrently be contested in good faith by appropriate proceedings diligently conducted and further provided that the aggregate amount at issue does not exceed $100,000 and the Borrower or the Mexican Subsidiary, as the case may be, has posted adequate security for such amounts at issue with the Lender or as may be reasonably required by the Lender;

(n)

each of the Borrower and the Mexican Subsidiary will cause all necessary and proper steps to be taken diligently to protect and defend the Secured Assets and the proceeds thereof against any material adverse claim or demand, including without limitation, the employment or use of counsel for the prosecution or defence of litigation and the contest, settlement, release or discharge of any such claim or demand; and

(o)

if and to the extent that the Borrower holds or is granted any Security Interests, it will take all steps necessary to ensure that all such Security Interests which it holds are attached, enforceable and continuously perfected under the PPSA (or such similar legislation pursuant to which such Security Interest is granted) until the obligations they secure are satisfied or they are released for value where a failure to take the necessary steps could have a Material Adverse Effect.

Negative Covenants of the Borrower

8.2

The Borrower hereby covenants and agrees with the Lender that, except with prior written consent of Lender, neither it nor the Mexican Subsidiary will:

(a)

directly or indirectly issue, incur, assume or otherwise become liable for or in respect of any Indebtedness other than Permitted Indebtedness;

(b)

directly or indirectly create, incur, assume, permit or suffer to exist any Security Interest against any of their properties or assets, including, without limitation, any of the Secured Assets, other than Permitted Encumbrances;

(c)

convey, sell, lease, assign, transfer or otherwise dispose of any of their properties or assets, other than in the ordinary course of business;

(d)

materially amend, modify, vary or terminate any Material Contract, license, permit or other Authorization now held by either the Borrower or the Mexican Subsidiary in a manner which could reasonably be expected to have a Material Adverse Effect;

(e)

enter into any scheme for the reconstruction or reorganization of either of them or any of their Subsidiaries or for the consolidation, amalgamation, merger, arrangement or similar transaction of either of them or any of their Subsidiaries with or into any other Person;

(f)

make any prepayment on, purchase, redeem, or otherwise acquire or retire for value, prior to any scheduled final maturity, any Indebtedness other than the Facility Indebtedness;

(g)

purchase, redeem, retire, repurchase and cancel or otherwise acquire for cash any securities;

(h)

make any change to their Constating Documents in a manner that adversely affects the interests of the Lender or any Security Interest granted to the Lender under the Security Documents;

(i)

change the name of the Borrower without the prior written approval of the Lender, which approval shall not to be unreasonably withheld;

(j)

transfer or permit the transfer of any shares or other equity interests of any Subsidiary or otherwise allow any Subsidiary to cease to be direct or indirect wholly-owned Subsidiary of the Borrower or the Mexican Subsidiary, as the case may be;

(k)

declare or provide for any dividends or other payments or distributions based on share capital;

(l)

pay out any shareholders loans or other indebtedness to non-arm’s length parties or enter into any transactions with any non-arm's-length parties other than on commercially reasonable terms;

(m)

make any material payments to shareholders, affiliates or executives (other than commercially reasonable or existing contracted salaries), and the consent of the Lender in such case may not be unreasonably withheld;

(n)

guarantee the obligations of any other Person, directly or indirectly, other than obligations permitted by this Agreement, including any Permitted Indebtedness;

(o)

enter into or become party or subject to any dissolution, winding-up, reorganization, arrangement or similar transaction or proceeding; or

(p)

engage in the conduct of any business other than the business of the Borrower as existing on the date of this Agreement or in businesses reasonably related thereto on a basis consistent with the conduct of such business as conducted on the date of this Agreement.

Continued Listing

8.3

The Borrower shall take all reasonable steps and actions as may be required to maintain the listing and posting for trading of the Common Shares on the Exchange and to maintain its status as a “reporting issuer”, or the equivalent thereof not in default of the requirements of the Applicable Securities Legislation in the Reporting Jurisdictions.

To Pay Lender’s Fees and Expenses

8.4

The Borrower will pay for the Lender's legal fees (on a solicitor and own client basis) and all other costs, charges and expenses (including all due diligence expenses) of and incidental to the preparation, execution and completion of this Agreement and the other Facility Documents (including reasonable notaries’ and translator’s fees where such notarial and translation services are customarily required), and all amendments thereto, and as may be required by the Lender or the Lender’s Counsel to complete or facilitate the transactions contemplated herein including but not limited to technical consulting and other due diligence costs. The Borrower further covenants and agrees to pay all of the Lender's reasonable legal fees (on a solicitor and ownclient basis) and all other costs, charges and expenses of and incidental to the recovery of all amounts owing hereunder, including but not limited to those incurred in connection with the enforcement of this Agreement and the other Facility Documents and the realization of the Security. All amounts will be payable upon demand. If not paid within 30 days of demand, all such amounts will be added to and form part of the principal amount of the Facility and shall accrue interest from the date of demand as if such amounts had been advanced by the Lender to the Borrower hereunder on such date. On or subsequent to the date of execution of the Term Sheet, the Borrower deposited with the Lender a retainer of CAD $25,000, which amount shall be credited against the Borrower’s obligation to pay the Lender’s legal fees pursuant to the first sentence of this Section 8.4.

Comply with Continuous Disclosure Obligations

8.5

The Borrower shall timely file all documents that must be publicly filed or sent to its shareholders pursuant to Applicable Securities Legislation within the time prescribed by such Applicable Securities Legislation and make such documents available on the System for Electronic Document Analysis and Retrieval within such prescribed time period. If the Borrower is not at any time subject to Applicable Securities Legislation, the Borrower shall continue to provide to the Lender: (i) within 120 days after the end of each fiscal year, copies of its annual report and audited annual financial statements, and (ii) within 45 days after the end of each of the first three fiscal quarters of each fiscal year, interim financial statements which shall, at a minimum, contain such information required to be provided in quarterly reports by a “reporting issuer” (as such term is defined in such Applicable Securities Legislation) under the Applicable Securities Legislation. Each of such reports will be prepared in accordance with the disclosure requirements of Applicable Securities Legislation.

To Pay Additional Amounts

8.6

The Borrower will, from time to time, promptly pay or make provisions satisfactory to the Lender for the payment of any additional amounts, including Taxes which may be imposed on the Borrower by the laws of Canada or any Province thereof (except income tax or security transfer tax, if any) which shall be payable with respect to the Facility.

8.7

Any and all payments by or on account of any obligation of the Borrower hereunder or under any other Facility Document shall be made free and clear of and without deduction or withholding for any Taxes except as required by applicable law. If the Lender is required by applicable law to deduct or withhold any Taxes from such payments, then:

(a)

the amount payable by the Borrower shall be increased so that after all such required deductions or withholdings are made (including deductions or withholdings applicable to additional amounts payable under this Section), the Lender receives an amount equal to the amount it would have received had no such deduction or withholding been made, and

(b)

the Lender shall make such deductions or withholdings and pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with Applicable Law.

Further Assurances

8.8

the Borrower shall, from time to time, as may be reasonably required by the Lender, execute and deliver such further and other documents and do all matters and things which are necessary to carry out the intention and provisions of this Agreement.

Lender May Perform Covenants

8.9

If the Borrower shall fail to perform any of its respective covenants contained in this Agreement or any of the Security Documents, the Lender may, upon becoming aware of such failure, in its discretion, but need not, itself perform any of such covenants capable of being performed by it, but is under no obligation to do so. All reasonable sums so required to be paid in connection with the Lender’s performance of any covenant will be paid by the Borrower and all sums so paid shall be payable by the Borrower in accordance with the provisions of Section 8.4 hereof. No such performance by the Lender of any such covenant or payment or expenditure by the Borrower of any sums advanced or borrowed by the Lender pursuant to the foregoing provisions shall be deemed to relieve the Borrower from any default hereunder or its continuing obligations hereunder.

ARTICLE 9

DEFAULT AND ENFORCEMENT

Events of Default

9.1

The occurrence of any one or more of the following events shall constitute an “Event of Default” hereunder:

(a)

if the Borrower fails to make any payment of any principal amount of the Facility or any interest payable hereunder, when due;

(b)

if the Borrower fails to pay any fees, costs or other amounts or charges payable hereunder when due and such failure shall continue unremedied for a period of three Business Days after written notice from the Lender;

(c)

if the Borrower or the Mexican Subsidiary, as the case may be, defaults in observing or performing any covenant or condition of this Agreement or any other Facility Document on its part to be observed or performed and, with respect to such covenants or conditions which are capable of being cured, if such default continues for a period of five Business Days, after the earlier of knowledge thereof by the Borrower or the Mexican Subsidiary, as the case may be, or notice thereof from the Lender;

(d)

any one or more of the Security Documents ceases to be in full force and effect or to constitute a valid and perfected first priority Security Interest (subject only to Permitted Encumbrances) upon all the Secured Assets it purports to charge or encumber, in favour of the Lender;

(e)

the institution by either the Borrower or the Mexican Subsidiary of proceedings to be adjudicated a bankrupt or insolvent or any similar proceedings or the seeking by either of them of liquidation, reorganization or relief under any applicable federal, provincial, state or other law relating to bankruptcy, insolvency, reorganization or relief of debtors, or the filing by either of them of any such petition or to the appointment under any such law of a receiver, receiver-manager, liquidator, assignee, trustee or other similar official of the Borrower or the Mexican Subsidiary, as the case may be, of all or substantially all of its respective property, or the making by either of them of a general assignment for the benefit of creditors, or the admission by either of them in writing of its respective inability to pay its respective debts generally as they become due;

(f)

any proceedings are commenced by a Person other than the Borrower or the Mexican Subsidiary, as the case may be, for the bankruptcy, insolvency, reorganization, windingup, liquidation or dissolution or any similar proceedings of the Borrower or the Mexican Subsidiary, as the case may be;

(g)

the entry of a decree or order by a court having jurisdiction adjudging the Borrower or the Mexican Subsidiary, as the case may be, a bankrupt or insolvent or approving as properly filed an application or a petition seeking liquidation, reorganization, arrangement or adjustment of or in respect of the Borrower or the Mexican Subsidiary, as the case may be, under any Applicable Law relating to bankruptcy, insolvency, reorganization or relief of debtors, or appointing under any such law a receiver, receiver-manager, liquidator, assignee, trustee or other similar official of the Borrower or the Mexican Subsidiary, as the case may be, or of all or substantially all of its property, or ordering pursuant to any such law the winding-up or liquidation of its respective affairs;

(h)

this Agreement or any Security Document is claimed by the Borrower or the Mexican Subsidiary, as the case may be, to cease, in whole or in any part, to be a legal, valid, binding and enforceable obligation of the Borrower or the Mexican Subsidiary, as the case may be;

(i)

this Agreement or any Security Document shall for any reason other than paragraph (h) above, cease in whole or in any part to be a legal, valid, binding and enforceable obligation of the Borrower or the Mexican Subsidiary, as the case may be;

(j)

the Borrower or the Mexican Subsidiary, as the case may be, fails to pay the principal of, premium, if any, interest on, or any other amount owing in respect of any of its Indebtedness or obligations which are outstanding in an aggregate principal amount exceeding $100,000 when such amounts become due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure continues after the applicable grace or cure period, if any, specified in the agreement or instrument relating to such Indebtedness or obligations; or any other event occurs or condition exists and continues after the applicable grace or cure period, if any, specified in any agreement or instrument relating to any such Indebtedness or obligations, if its effect is to accelerate or permit the acceleration of, such Indebtedness or obligations; or any such Indebtedness or obligations shall be, or may be, declared to be due and payable prior to its stated maturity, in each case in respect of any of its Indebtedness or obligations which are outstanding in an aggregate principal amount exceeding $100,000;

(k)

any representation or warranty given by the Borrower or the Mexican Subsidiary, as the case may be, in this Agreement or any other Facility Document shall prove to be incorrect or misleading;

(l)

the occurrence or existence of any event or circumstance which has or could reasonably be expected to have a Material Adverse Effect, in the opinion of the Lender, in its sole discretion;

(m)

if the Borrower, the Mexican Subsidiary or any Subsidiary of either of them ceases or threatens to cease to carry on business; or

(n)

final non-appealable judgments or decrees for the payment of money in excess of $100,000 in the aggregate, are rendered against the Borrower or the Mexican Subsidiary, as the case may be, by courts having jurisdiction, and such judgments or decrees have not been paid in full by the Borrower or the Mexican Subsidiary, as the case may be, within 30 days after such judgments or decrees have become final non-appealable judgments or decrees.

Acceleration on Default

9.2

If any Event of Default shall occur and be continuing, the Lender may (i) by notice to the Borrower, (A) declare its commitment to advance the Facility or any portion thereof to be terminated, whereupon the same shall forthwith terminate and (B) declare the entire unpaid principal amount of the Facility, all interest accrued and unpaid thereon and all other fees, charges and costs hereunder to be forthwith due and payable, whereupon the principal amount of the Facility, all such accrued interest and all other fees, charges and costs hereunder shall become and be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower, provided that upon the occurrence of an actual or deemed entry of an order for relief with respect to the Borrower under the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada), the Winding-up and Restructuring Act (Canada) or any other similar such legislation in other jurisdictions including the result which would otherwise occur only upon giving of notice by the Lender to the Borrower under this Section 9.2, shall occur automatically without the giving of any such notice; and (ii) whether or not the actions referred to in clause (i) have been taken, (X) exercise any or all of the Lender’s rights and remedies under the Security Documents, (Y) proceed to enforce all other rights and remedies available to the Lender under this Agreement, the Security Documents and Applicable Law, and (Z) give notice to the Lender’s Counsel directing that the Lender’s Counsel release the Escrow Funds to the Lender, to be applied on account of the Borrower’s obligations hereunder.

Waiver of Default

9.3

If an Event of Default shall have occurred, the Lender shall have the power to waive any Event of Default hereunder if, in the Lender’s opinion, the same shall have been cured or adequate provision made therefor, upon such terms and conditions as the Lender may consider advisable, provided that no delay or omission of the Lender to exercise any right or power accruing upon any Event of Default shall impair any such right or power or shall be construed to be a waiver of any such Event of Default or acquiescence therein and provided further that no act or omission of the Lender shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default hereunder or the rights resulting therefrom.

Enforcement by the Lender

9.4

If an Event of Default shall have occurred, but subject to Section 9.3 hereof:

(a)

the Lender may in its sole discretion proceed to enforce, and to instruct any other Person to enforce, the rights of the Lender by any action, suit, remedy or proceeding authorized or permitted by this Agreement or any of the Security Documents or by law or equity; and may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Lender in any bankruptcy, insolvency, winding-up or other judicial proceedings relating to the Borrower; and

(b)

no such remedy for the enforcement of the rights of the Lender shall be exclusive of or dependent on any other such remedy but any one or more of such remedies may from time to time be exercised independently or in combination.

Application of Moneys

9.5

Except as otherwise provided herein, any moneys arising from any enforcement hereof or any of the Security Documents or other proceedings against the Borrower pursuant hereto or any of the Security Documents or from any trustee in bankruptcy or liquidation of the Borrower, shall be held by the Lender and applied by it, together with any moneys then or thereafter in the hands of the Lender available for the purpose, as follows:

(a)

first, in payment or reimbursement to the Lender of the reasonable remuneration, expenses, disbursements, and advances of the Lender earned, properly incurred or made in the administration or enforcement of this Agreement and the Security Documents or otherwise in relation to this Agreement and any of the Security Documents with interest thereon as herein provided;

(b)

second (but subject to Section 8.4 hereof and this Section 9.5), in or towards payment of all Amounts Payable; and

(c)

third, the surplus (if any) of such moneys shall be paid to the Borrower or as it may direct.

Persons Dealing with Lender

9.6

No Person dealing with the Lender or any of its agents shall be required to enquire whether an Event of Default has occurred, or whether the powers which the Lender is purporting to exercise have become exercisable, or whether any moneys remain due under this Agreement, or to see to the application of any moneys paid to the Lender, and in the absence of fraud on the part of such Person, such dealing shall be deemed to be within the powers hereby conferred and to be valid and effective accordingly.

Lender Appointed Attorney

9.7

The Borrower irrevocably appoint the Lender to be the attorney of the Borrower in the name and on behalf of the Borrower to execute any instruments and do any things which the Borrower ought to execute and do, and has not executed or done, under the covenants and provisions contained in this Agreement and generally to use the name of the Borrower in the exercise of all or any of the powers hereby conferred on the Lender with full powers of substitution and revocation. Such power of attorney, being coupled with an interest, is irrevocable.

Remedies Cumulative

9.8

No remedy herein conferred upon or reserved to the Lender is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or under any Security Document or now or hereafter existing by law or by statute.

ARTICLE 10

NOTICES

Notice to the Borrower

10.1

Any notice to the Borrower under the provisions of this Agreement or any other Facility Document shall be valid and effective if delivered personally, by courier to or, if given by registered mail, postage prepaid, addressed to, the Borrower at [Redacted due to confidential information], and shall be deemed to have been given on the date of personal delivery, when sent by facsimile transmission if so delivered or sent prior to 3:00 pm (Vancouver time) on a Business Day and otherwise on the next Business Day, or on the third Business Day after such letter has been mailed, as the case may be. The Borrower may from time to time notify the Lender of a change in address which thereafter, until changed by further notice, shall be the address of the Borrower for all purposes of this Agreement.

Notice to the Lender

10.2

Any notice to the Lender under the provisions of this Agreement shall be valid and effective if delivered personally, by courier or by facsimile transmission to or, if given by registered mail, postage prepaid, addressed to the Lender at its principal office at [Redacted due to confidential information], and shall be deemed to have been given on the date of delivery personally or by facsimile transmission if so delivered prior to 3:00 p.m. (Toronto time) on a Business Day and otherwise on the next Business Day or on the third Business Day after such letter has been mailed, as the case may be. The Lender may from time to time notify the Borrower of a change in address which thereafter, until changed by further notice, shall be the address of the Lender for all purposes of this Agreement.

Waiver of Notice

10.3

Any notice provided for in this Agreement may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice.

ARTICLE 11

INDEMNITIES

General Indemnity

11.1

The Borrower expressly declares and agrees as follows:

(a)

the Lender, its partners and its and their directors, officers, employees, and agents, and all of their respective representatives, heirs, successors and assigns (collectively the “Indemnified Parties”) will at all times be indemnified and saved harmless by the Borrower from and against all claims, demands, losses, actions, causes of action, costs, charges, expenses, damages and liabilities whatsoever arising in connection with this Agreement and the other Facility Documents, including, without limitation, those arising out of or related to actions taken or omitted to be taken by the Lender contemplated hereby, reasonable legal fees and disbursements on a solicitor and own client basis and all reasonable costs and expenses incurred in connection with the enforcement of this indemnity, which the Lender may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of its duties as Lender and including any act, deed, matter or thing in relation to the registration, perfection, release or discharge of security. The foregoing provisions of this subsection do not apply in any circumstances where any Indemnified Party was grossly negligent or acted with wilful misconduct in relation to their obligations hereunder or otherwise in connection with or under this Agreement and the Facility Documents. This indemnity shall survive the termination of this Agreement or the resignation or termination of the Lender; and

(b)

the Lender may act and rely and shall be protected in acting and relying upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter, telegram, cable, facsimile or other paper or electronic document reasonably believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

Environmental Indemnity

11.2

The Borrower hereby indemnifies and holds harmless the Indemnified Parties against any loss, expenses, claim, proceedings, judgment, liability or asserted liability (including strict liability and including costs and expenses of abatement and remediation of spills or releases of contaminants and including liabilities of the Indemnified Parties to third parties (including governmental agencies) in respect of bodily injuries, property damage, damage to or impairment of the environment or any other injury or damage and including liabilities of the Indemnified Parties to third parties for the third parties' foreseeable and unforeseeable consequential damages) incurred as a result of or in connection with the administration or enforcement of this Agreement or any other Facility Document, including the exercise by the Lender of any rights hereunder or under the Security Documents, which result from or relate, directly or indirectly, to:

(a)

the presence or release of any contaminants, by any means or for any reason, on the Secured Assets, whether or not release or presence of the contaminants was under the control, care or management of the Borrower or of a previous owner, or of a tenant; or

(b)

the breach or alleged breach of any Environmental Laws by the Borrower or the Mexican Subsidiary, as the case may be.

The foregoing provisions of this Section do not apply in any circumstances where any Indemnified Party was grossly negligent or acted with wilful misconduct in relation to their obligations hereunder or otherwise in connection with or under this Agreement and the Facility Documents. For purposes of this Section, “liability” shall include (a) liability of an Indemnified Party for costs and expenses of abatement and remediation of spills and releases of contaminants, (b) liability of an Indemnified Party to a third party to reimburse the third party for bodily injuries, property damages and other injuries or damages which the third party suffers, including (to the extent, if any, that the Indemnified Party is liable therefor) foreseeable and unforeseeable consequential damages suffered by the third party, (c) liability of the Indemnified Party for damage suffered by the third party, (d) liability of an Indemnified Party for damage to or impairment of the environment and (e) liability of an Indemnified Party for court costs, expenses of alternative dispute resolution proceedings, and fees and disbursements of expert consultants and legal counsel on a solicitor and client basis.

Action by Lender to Protect Interests

11.3

The Lender shall have the power to institute and maintain all and any such actions, suits or proceedings and to take any other action as it may consider necessary or expedient to preserve, protect or enforce its interests.

ARTICLE 12

MISCELLANEOUS

Amendments and Waivers

12.1

No amendment to any provision of any of the Facility Documents shall be effective unless it is in writing and has been signed by the Lender and the Borrower, and no waiver of any provision of any Facility Document, or consent to any departure by the Borrower therefrom, shall be effective unless it is in writing and has been signed by the Lender. Any such amendment, waiver or consent shall be effective only in the specific instance and for the specific purpose for which given

.

No Waiver; Remedies Cumulative

12.2

No failure on the part of the Lender to exercise, and no delay in exercising, any right, remedy, power or privilege under any Facility Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, remedy, power or privilege preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights and remedies under the Facility Documents are cumulative and not exclusive of any rights, remedies, powers and privileges that may otherwise be available to the Lender.

Survival

12.3

All covenants, agreements, representations and warranties made in any Facility Documents shall, except to the extent otherwise provided therein, survive the execution and delivery of this Agreement and each Advance of the Facility, and shall continue in full force and effect so long as any principal amount of the Facility remains outstanding or any other Obligations remain unpaid or any obligation to perform any other act hereunder or under any other Facility Document remains unsatisfied.

Benefits of Agreement

12.4

The Facility Documents are entered into for the sole protection and benefit of the parties hereto and their successors and assigns, and no other Person (other than the Indemnified Persons) shall be a direct or indirect beneficiary of, or shall have any direct or indirect cause of action or claim in connection with, any Facility Document.

Binding Effect; Assignment; Syndication

12.5

This Agreement shall become effective when it shall have been executed by the parties hereto and thereafter shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns. The Borrower shall not have the right to assign its rights and obligations hereunder or under the other Facility Documents or any interest herein or therein without the prior written consent of the Lender, which consent may be unreasonably withheld. The Lender reserves the right to sell, assign, transfer or grant participations in all or any portion of the Lender’s interests, rights and obligations hereunder and under the other Facility Documents to any other Person, upon notice to, but without the consent of, the Borrower. In the event of any sale, assignment or transfer by the Lender of all of its interests, rights and obligations hereunder and under the other Facility Documents, upon notice thereof to the Borrower, the assignee shall be deemed the “Lender” for all purposes of the Facility Documents with respect to the rights and obligations assigned to it, the obligations of the Lender so assigned shall thereupon terminate and the assigning Lender shall be released from all obligations to the Borrower in respect thereof. The Borrower shall, from time to time upon request of the Lender, enter into such amendments to the Facility Documents and execute and deliver such other documents as shall be necessary to effect any such grant or assignment and maintain the perfected security interest created by the Security Documents. The Borrower agrees that in connection with any such grant or assignment, the Lender may deliver to the prospective participant or assignee financial statements and other relevant information provided by the Borrower relating to the Borrower and its Subsidiaries on a strictly confidential basis (except for such information or documents that are (i) generally available to the public, (ii) available to the Lender as owner of, or where otherwise entitled to, such information without any restriction on disclosure or (iii) available to the Lender on a non-confidential basis from a source other than the Borrower.

Judgment Currency

12.6

If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder in Dollars into another currency, the parties hereto agree, to the fullest extent permitted by law, that the rate of exchange used shall be that at which, in accordance with normal banking procedures, the Lender could purchase Dollars with such other currency at the buying spot rate of exchange in the foreign exchange markets on the Business Day immediately preceding that on which any such judgment, or any relevant part thereof, is given.

12.7

The obligations of the Borrower in respect of any sum due to the Lender hereunder and under the other Facility Documents shall, notwithstanding any judgment in a currency other than Dollars, be discharged only to the extent that on the Business Day following receipt by the Lender of any sum adjudged to be so due in such other currency the Lender may, in accordance with normal banking procedures, purchase Dollars with such other currency. If the amount of Dollars so purchased is less than the sum originally due to the Lender in Dollars, the Borrower agrees, to the fullest extent that it may effectively do so, as a separate obligation and notwithstanding any such judgment, to indemnify the Lender against such loss. If the amount of Dollars so purchased exceeds the sum originally due to the Lender in Dollars, the Lender shall remit such excess to the Borrower.

Entire Agreement

12.8

The Facility Documents reflect the entire agreement between the parties hereto with respect to the matters set forth herein and therein and supersede any prior agreements, commitments, drafts, communication, discussions and understandings, oral or written, with respect thereto, including but not limited to the Term Sheet.

Payments Set Aside

12.9

To the extent that any payment by or on behalf of the Borrower is made to the Lender, or the Lender exercises its right of set-off, and such payment or the proceeds of such set-off or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by the Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any proceeding under the Bankruptcy and Insolvency Act (Canada), the Companies Creditors Arrangement Act (Canada) and the Winding-up and Restructuring Act (Canada) or other Canadian federal, provincial or foreign liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws, or otherwise, then to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such set-off had not occurred.

Severability

12.10

Whenever possible, each provision of the Facility Documents shall be interpreted in such manner as to be effective and valid under all Applicable Laws and regulations. If, however, any provision of any of the Facility Documents shall be prohibited by or invalid under any such law or regulation in any jurisdiction, it shall, as to such jurisdiction, be deemed modified to conform to the minimum requirements of such law or regulation, or, if for any reason it is not deemed so modified, it shall be ineffective and invalid only to the extent of such prohibition or invalidity without affecting the remaining provisions of such Facility Document, or the validity or effectiveness of such provision in any other jurisdiction.

Counterparts and facsimile

12.11

This Agreement may be executed in counterparts and by electronic transmission of an authorized signature and each such counterpart shall be deemed to form part of one and the same document.

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IN WITNESS WHEREOF the parties hereto have executed this Agreement under the hands of their proper officers duly authorized in that behalf.

SPROTT RESOURCE LENDING

PARTNERSHIP, by its managing partner,

Sprott Lending Consulting L.P.,

by its general partner, Sprott Lending Consulting GP Inc.

Per:

(signed) “Jim Grosdanis”

Authorized Signatory

Per:

(signed) “Narinder Nagra”

Authorized Signatory

RENAISSANCE OIL CORP.

Per:

(signed) “Gordon Keep”

Authorized Signatory

[signature page to the Credit Agreement]

SCHEDULE A

SECURITY DOCUMENTS

The Security Documents shall include the following:

(a)

a promissory note in the principal amount of the Facility made by the Borrower in favour of the Lender; and

(b)

a general security agreement of the Borrower, pursuant to which the Borrower shall grant to and in favour of the Lender a first priority security interest over all of its present and after-acquired personal property, subject only to Permitted Encumbrances.

SCHEDULE B

SHARES AND OWNERSHIP INTEREST

Renaissance Oil Corp.

Corporate Organization Chart

Renaissance Oil Corp.
100%
R2 Energy Ltd.
SA Minera Catalano Aragonesa
1%
40%
60%
Renaissance Oil Corp., S.A. de C.V.
Montero Energy Corp.